31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878 8526 E-mail: kathleen.werner@cliffordchance.com June 07, 2017

Sonia Gupta Barros, Esq.

Rahul K. Patel, Esq.

Eric McPhee

Wilson Lee

Office of Real Estate and Commodities

United States Securities and

Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C.  20549

Re:	Safety, Income and Growth, Inc.
Amendment No. 2 to Registration Statement on
Form S-11 (No. 333-217224)

Ladies and Gentlemen:

On behalf of our client, Safety, Income and Growth, Inc. (the “Company”), we enclose for filing Amendment No. 2 to the Company’s Registration Statement on Form S-11.  Amendment No. 2 is marked to show all changes made to the document since the filing of Amendment No. 1 to the Registration Statement on May 5, 2017.  The primary changes in Amendment No. 2 are to include disclosure and required financial statements for two ground net lease assets that the Company is probable of acquiring.  The ground net leases relate to two parcels of land in Los Angeles, California, one of which has been developed and the other of which is under construction.  iStar Inc. entered into separate definitive purchase agreements to acquire each of the leases on May 24, 2017, and the closings are scheduled to occur on or about June 28, 2017.  The Company believes that all material conditions to the closings have been satisfied, subject to the completion of remaining confirmatory due diligence which must be completed by June 14, 2017.  The Company intends to assume both purchase agreements from iStar and complete the purchases using a portion of the net proceeds from the Company’s initial public offering and concurrent private placement.  The purchase prices for the ground net lease assets are $68.4 million and $73.6 million, each of which represents more than 10% of the

Company’s pro forma total assets as reflected in the Company’s pro forma balance sheet included in the Registration Statement.  Accordingly, the Registration Statement contains a combined statement of revenues of the acquisitions for the year ended December 31, 2016 and the three months ended March 31, 2017, as required by Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933.  The year-end statement is audited.

Thank you in advance for you prompt review of Amendment No. 2.  If you have any questions regarding this filing, please contact me at (212) 878-8526.

Sincerely,

/s/Kathleen L. Werner

Kathleen L. Werner

cc:                                Jay Sugarman, Safety, Income and Growth, Inc.

Geoffrey Jervis, Safety, Income and Growth, Inc.